WIPRO LIMITED
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
November 12, 2008
Via EDGAR
United States
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Attention:	Mr. Mark Kronforst Accounting Branch Chief Division of Corporation Finance

Re:	Wipro Limited Form 20-F for the Fiscal Year Ended March 31, 2008 Filed May 30, 2008 File No. 1-16139
Dear Mr. Kronforst:
We express our appreciation for review of the Annual Report on Form 20-F for the fiscal year ended March 31, 2008 (the “Form 20-F”) of Wipro Limited (“Wipro” or the “Company”), filed with the Securities and Exchange Commission (the “Commission”). We submit this letter in response to the comments from the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated September 9, 2008 regarding the Company’s Form 20-F.
In this letter, for the Staff’s convenience, we have reproduced the comments from the Staff and have followed each comment with our response.
Form 20-F for the Year Ended March 31, 2008
Item 5. Operating and Financial review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segment Analysis, Page 42
1.	There are number of instances where you identified two or more events or conditions that contributed to a material change in the results of operations, from one period to the next. However, the dollar amounts or percentages for each source that contributed to the change were not disclosed.

For instance, on page 44 under the segment analysis of Global IT Services and Products for the years ended March 31, 2008 and 2007, you disclose that an increase of 23% in revenue from BPO services segment was primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to existing clients; although it is not clear how each of these factors contributed to the change. As another example, on Page 46 your segment analysis of India & AsiaPac IT Services and Products for the years ended March 31, 2008 and 2007, you disclose that the revenue from the services component grew by 44%. You note that the increase was primarily driven by an increase in revenue from your system integration services, growth in your business of hardware and software support and maintenance services, and integration of the acquisition of 3D Networks. However, you do not further quantify each contributing factor. In future filings, where a material change is contributed to by two or more factors, including any off setting factors, please disclose the contribution of each identified in quantified terms. See Section III.D of SEC Release No. 33-6835 and Section IV.B of Sec Release No. 33-8350.
Response
We respectfully submit that we have considered the guidance in SEC releases — 33-6835 and 33-8350. In our future filings we will identify the primary contributor for the material change. If the material change is impacted by two or more factors and each factor is significant, we will quantify the contribution of each factor.
2.	We note several references to utilization rates in your discussion of revenue and gross profits. Please tell us the extent to which you use the utilization rates as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully to understanding and evaluating your Company. If so, tell us what consideration you gave to disclosing utilization rates in your MD&A. See Section III.B.I of Sec Release No. 33-8350.
Response
We respectfully submit that we have considered the guidance in SEC release 33-8350. We note that one of the principal objectives of MD&A is to provide readers a view of the Company through the eyes of the management. We have considered the key variables and other factors which we use to manage our business. We have identified the key variables which are essential for understanding and evaluation of our business performance.
Utilization rates are one of the key variables in our business. It is also one of the important factors which impact our growth and profitability. Variations in our employee utilization rates may also cause significant variations in our operating results in any particular quarter. We use utilization rates metric along with various other factors to monitor and evaluate our business performance. Therefore we believe that discussion on impact of utilization rates is material to understanding and evaluation of our business performance.
Further, we also believe that the investor or a reader of the financial statements and MD&A considers utilization rates as an important factor in evaluating our business performance, and business performance in IT services industry in general. Therefore, the impact of increase or decrease in utilization rates is usually considered in the discussion on changes in gross profits as percentage of revenues. In our future filings we will define utilization rates and disclose the utilization rates for the reporting periods
Liquidity and Capital Resources, Page52
3.	We note that your discussions of Cash Flow addresses fiscal year ended March 31, 2008 and 2007 but does not address 2006. Please explain to us how you considered the opening paragraph to Item 5 of Form 20-F.
Response
We respectfully acknowledge that the opening paragraph of Item 5 of Form 20-F indicates that the purpose of the analysis of operating results and, liquidity and capital resources, is to provide management’s explanation on changes relating to historical periods covered by the financial statements. However, we believe that significant changes in our business as they affect our liquidity and capital resources (for example — material acquisitions and use of short-term and long-term external borrowings) occurred in fiscal 2008 thereby making the changes between fiscal 2008 and 2007 most relevant for an understanding of movement in our liquidity and capital resources. There were no significant changes between fiscal 2007 and 2006, other than changes that were largely in line with underlying revenue and level of operations. In our future filings, we will continue to monitor and highlight all relevant changes and factors relating to all historical periods covered by the financial statements.
Trend Information, Page 54
4.	There are number of instances where you refer to pricing pressure in your industries and consequently your inabilities to raise prices. However, there is neither a quantitative nor a qualitative discussion of whether prices have increased, decreased, or remained constant from year to year, nor how any changes in prices have impacted your revenues from year to year. For example, under your trend analysis for Global IT Services and Products, you disclosed that increase competition among IT Companies and commodization of services has limited your abilities to increase prices to improve profits. In future filings, to the extent that changes in revenues are the result of changes in prices, please disclose in quantitative terms the extent to which revenue changes were attributable to changes in prices, compared to changes in vlome. See Item 303 (a) (3) (iii) of Regulation S-K.
Response
We respectfully submit that we have considered guidance in item 303 (a) (3) (iii) of Regulation S-K.
In our IT services business we provide services across industry verticals, geographies and service lines. Pricing is impacted by a multitude of factors including experience of resources, service line, industry vertical, geography and volume of business. Therefore it may not be meaningful to separately identify the impact of pricing on revenue from year to year.
Further we also undertake several initiatives to grow our revenues without a corresponding increase in resources deployed. For instance we seek to develop reusable components to improve productivity in service delivery. We also seek to increase the proportion of revenues from fixed price projects which provides us with greater opportunity to benefit from improvements in productivity.
These initiatives may result in growth in revenues without corresponding growth in resources. This would have a positive impact on revenue and profitability but may not directly relate to the change in prices charged to customers.
In our future filings, we will discuss these initiatives to highlight the different inter-linked factors that contribute to the growth in revenues without a corresponding increase in resources deployed.
Item:6 Directors, Senior Management and Employees
Board Composition, page 64
5.	Item 6 of Form 20-F requires registrants to include in their Board Practices section the date of expiration of the current term of office, if applicable. We note that you have identified the date that the current terms ends for the one non – retire board members. To others Dr. Ashok Ganguly and Mr. P.M. Sinha have retired by rotation and are eligible for re-election. However, the end of term for the other four members who retire by rotation is unclear. In future filings, please revise your disclosure in this section to include a listing of the date of expiration for the current term of office for all board members.
Response
In our future filings we will disclose the date of expiration of current term of office for all board members
Item 18. Financial Statements
Consolidated Statements of Income, Page 105
6.	We note your presentation of “IT Services and Products”. To the extent product revenue is material, please tell us how you considered Rules 5-03 (1) and (2) of Regulation S-X
Response
We respectfully submit that we have considered Rules 5-03(1) and (2) of Regulation S-X. For our IT Services and Products segment, revenues from Products are not material, i.e. represents less than 1%, to the total revenues of this segment for the fiscal years 2008, 2007 and 2006. However, we will ensure separate presentation if such Product revenues become material.
7.	Your revenue recognition policy on Page – 109 indicates that revenue from certain multiple-elements arrangements are recognized unit ratably due to a lack of VSOE of fair value of PCS. We also note that you have arrangements accounted for under SOP 81-1. Please tell us where you classify these revenues and related costs in your consolidated statements of income. If you classify these revenues and related costs in a single line item or allocate between products and services, please explain your basis of presentation or allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost if revenues is considered reasonable for purposes of complying with Rule 5-03 (b)(1) and (2) of Regulation S-X, please ensure that your

MD&A, critical accounting policy and estimates and footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reason for such presentation or allocation.
Response
In cases where VSOE of fair value of PCS is not available, we recognize the entire arrangement fee ratably over the PCS term. Substantially all such arrangements related to sale of third party software licenses in our India and AsiaPac IT Services and Products segment. We believe that there is no reasonable basis of separating the license revenues from the PCS revenues, and accordingly for all historical periods presented, we have classified such revenues as Product revenues with related costs classified as Product costs, in our Consolidated Statements of Income.
Substantially all arrangements accounted for under SOP 81-1 relate to software development service contracts that do not involve significant product components. Accordingly, for all historical periods presented, we have classified revenues from such arrangements as Services revenues with related costs classified as Service costs, in our Consolidated Statements of Income. Such arrangements relate to both our IT Services and Products segment and also our India and AsiaPac IT Services and Products segment. As previously stated in our response to Comment No. 6 above, the Products component of our IT Services and Products segment has historically not been material.
Functional Currencies and Exchange Rate Translation, Page 109
8.	We note you do not provide an analysis of changes during the period in the accumulated amount of translation adjustments reported in equity. Please tell us how you have considered paragraph 31 of SFAS 52.
Response
We respectfully submit that the disclosures in paragraph 31(c) and 31(d) are not applicable to Wipro. Further, we believe that the information required by paragraph 31(b) is provided within our Consolidated Statements of Stockholders’ Equity and Comprehensive Income, read along with Note 14 of the Notes to the Consolidated Financial Statements that quantifies the amount relating to hedges of net investments in foreign operations that have been reported as a component of translation reserve. However, we acknowledge that we have not provided the beginning and ending amount of cumulative translation adjustment. We respectfully submit that we shall provide this information in our future filings.
Revenue Recognition Page 109
9.	Your disclosures indicates that revenue from certain services are recognized using the “Proportionate Completion” method. Please tell us about the services being provided and explain what do you mean by “Proportionate Completion”. As a part of your response, please tell us how you account for the direct cost related to this services. Please refer to the authoritative literature you relied upon when determining your accounting.
Response

We respectfully submit that substantially all our service arrangements relate to either software development services that are accounted for under SOP 81-1 or maintenance services, which are recognized ratably over the period of the agreement.  However, a certain de-minimis portion of our service revenues relate to IT consulting, quality consulting or other consulting services (consulting services arrangements).  These type of consulting service arrangements are recognized using the proportionate completion method.
The Company has relied on the guidance provided in the FASB Invitation to Comment, Accounting for Certain Service Transactions, while determining the accounting for such arrangements.  The FASB Invitation to Comment provides the following guidance relating to the use of the proportional performance method:
Proportional performance method—Performance consists of the execution of more than one act and revenue should be recognized based on the proportionate performance of each act. For example, if the service transaction involves a specified number of similar acts, an equal amount of revenue should be recognized for each act. If the transaction involves a specified number of defined but not similar acts, revenue recognized for each act should be based on the ratio of the seller’s direct costs to perform each act to the total estimated direct costs of the transaction. If the transaction involves an unspecified number of similar acts with a fixed period for performance, revenue should be recognized on the straight line method over the performance period.
We respectfully submit that our consulting service arrangements involve defined but not similar acts that are performed in a discrete project over a non-fixed period of performance.  Accordingly, consistent with the guidance in the FASB Invitation to Comment, our policy is to recognize revenues based on the ratio of direct costs to the total estimated direct costs.  Given the nature of the contracts, we believe that this measure of performance is also a reasonable representation of the contractual performance and output on the contract. Further, consistent with the guidance in the FASB Invitation to Comment, costs are expensed as incurred.
Note: 22 Employee Stock Incentive Plan, Page 129:
10.	We note that certain disclosures required by SFAS 123R are not included in the footnote. Please tell us how you have considered the disclosures required by Paragraphs A240 (b)(2), (c)(2), (e)(2), and (i) of SFAS 123R.
Response
We note that paragraph A240(b)(2) requires an entity to disclose the number and weighted average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured pursuant to paragraphs 24 and 25 of this Statement) of equity instruments not specified in paragraph A240(b)(1). Para A240(b)(1) specifies the disclosure requirement in respect of share options and share units. All share-based payment plans of the Company involve equity share options covered by paragraph A240(b)(1) and accordingly, the disclosure requirements of paragraph A240(b)(2) are not applicable to the Company.
Paragraph 240(c)(2) requires an entity to disclose the total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year. The Company has disclosed the total intrinsic value of stock options exercised during the year, in Note 22. As discussed above, since the share-based payment plans of the Company involve equity share options, we believe that the Company has met the disclosure requirements of paragraph 240(c)(2).
Paragraph 240(e)(2) requires an entity to provide a description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards. As disclosed in Note 2, Significant Accounting Policies, page 113, the Company issues equity share options at a nominal exercise price (Rs 2 per option) and accordingly the intrinsic value on the date of the grant approximates the fair value of the options. Accordingly, the disclosure required by paragraph 240(e)(2) is not relevant for these equity share options issued.
Paragraph 240(i) requires an entity to disclose the amount of cash received from exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period, if not separately disclosed elsewhere. We respectfully submit that the Company has disclosed the amount of cash received pursuant to the issuance of equity shares on exercise of stock option in the Consolidated Statements of Cash Flows. The tax benefits realized from these stock options exercised are not material.
Item 19. Exhibits
Exhibit Numbers 12.1 and 12.2:
11.	Paragraphs 1 and 5(a) of your certifications vary from the language set forth in Instruction 12 of the Instructions as to the Exhibits to Form 20-F. The certifications may not be changed in any respect from the language set forth therein, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. In future filings please make sure that you will use the exact language.
Response
We respectfully submit that the language used in the certifications is verbatim as prescribed in Instruction 12 of the Instructions as to the Exhibits to Form 20-F except in the following line:
I have reviewed this annual report on Form 20-F of Wipro Limited, hereinafter referred to as the Company, for the year ended March 31, 2008
We shall ensure the use of the exact language in our future filings.
In connection with our response, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to call me at 91-080-28440055 or our outside counsel Raj Judge at Wilson Sonsini Goodrich & Rosati, P.C., at (650) 320-4688, with any questions you may have.
Yours sincerely,
Wipro Limited

/s/ Suresh C. Senapaty
Suresh C. Senapaty Chief Financial Officer and Director